October 4, 2018


Minpei Zha
Golden Metropolis International Limited
278 Suxi Road
Binhu District, Wuxi
Jiangsu Province, People's Republic of China 214123

       Re:      Golden Metropolis International Limited
                Amendment No. 4 to Registration Statement on Form F-1 Filed September 28, 2018
                File No. 333-221955

Dear Mr. Zha:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements, page F-1

1. Please amend your filing to include interim financial statements and related disclosures.
       Refer to Item 8.A.5 of Form 20-F for guidance.

Note 3, page F-18

2. Based on the adverse collection trends noted in our prior comments, it appears that your
       December 31, 2017 allowance for doubtful accounts was not determined in a consistent manner as required by ASC 310-10-35-4(c). Specifically, it remains unclear how you could objectively conclude that a material reduction in your coverage ratio was appropriate in light of the adverse developments occurring in 2017. A consistent application of your accounting policy would appear to generate a higher coverage ratio in
       2017 in response to the adverse developments. Alternatively, your collection of the bankrupt account can reasonably be viewed as positive objective evidence that supports
 Minpei Zha
Golden Metropolis International Limited
October 4, 2018
Page 2

       maintaining the same coverage ratio as at December 31, 2016. However, the material reduction in the coverage ratio remains unsupported. The subsequent collections cited in your letter do not appear to fully support the reduction in coverage ratio since: your total receivables increased in 2017 even though your revenues decreased; there were no subsequent collections on a significant number of your accounts; and a significant amount of your receivables have been outstanding since 2015 and 2014. Based on the above, it appears that an increase in your allowance is required either at December 31,
       2017 or at June 30, 2018.

Exhibit 5.1 Legality Opinion

3. We note your legality opinion assumes documents examined by counsel are "complete, up to date and (where applicable) in full force and effect. Because counsel has been asked to opine on the legality of the shares, it is not appropriate to assume the corporate documents governing those shares are complete and in full force and effect.

4. Similarly, in paragraphs 2.4, 2.5, 2.7, 2.8, and 2.9, counsel assumes corporate actions have or have not been taken pertaining to the shares. Please revise these assumptions as they go to the essence of the opinion.

5. In paragraph 3.2(b), please clarify the shares will be "validly issued, fully paid, and non-
       assessable" as those terms are understood under US law. See Section II.B.1.c of Staff
       Legal Bulletin No. 19.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Alfred Pavot,
Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at (202) 551-3464 or Asia
Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

                                                             Sincerely,

                                                             /s/ Asia
Timmons-Pierce, for

                                                             Amanda Ravitz
                                                             Assistant Director
                                                             Office of
Manufacturing and
                                                             Construction